Exhibit (d)(5)

CONFIDENTIAL

November 10, 2002

InterTrust Technologies Corporation
4800 Patrick Henry Drive
Santa Clara, California 95054

Attention:	David Lockwood
Executive Vice Chairman of the Board,
    Chief Executive Officer and President

Dear Sirs:

This letter agreement sets forth our understanding with respect to certain matters relating to our negotiations regarding the possible acquisition of InterTrust Technologies Corporation (the “Company”) by Fidelio Acquisition Company, LLC, of which Sony Corporation of America (“Sony”) and Koninklijke Philips Electronics N.V. (“Philips”) are members (“Buyer” and, such transaction, the “Acquisition”).

From the date hereof until 5:00 P.M., Eastern Standard Time on November 14, 2002, the Company agrees that (a) it will not, and it will not permit any of its affiliates or any of its or its affiliates’ directors, officers, employees and representatives (collectively, “Representatives”) to, directly or indirectly, (i) initiate, solicit, encourage, engage in any negotiations with respect to or accept any inquiries, proposals or offers (whether initiated by the Company or any of its affiliates or any of its or their Representatives or otherwise) with respect to (A) the acquisition of any shares of capital stock or any other voting securities or debt securities of the Company or any interests therein, (B) the acquisition of all or a material portion of the assets and properties of the Company or interests therein, (C) the merger, consolidation or combination of the Company, (D) the refinancing of the Company, (E) the liquidation, dissolution or reorganization of the Company or (F) the acquisition by the Company of capital stock or assets and properties of any third party in excess of $5 million in the aggregate (each of the foregoing, a “Potential Transaction”), (ii) provide information relating to the Company in connection with a Potential Transaction or (iii) enter into any contract, agreement, arrangement or understanding concerning or relating to a Potential Transaction, in each case, with a third party other than Buyer; and (b) it will, and it will cause its affiliates and each of its and its affiliates’ Representatives to, cease any and all discussions relating to a Potential Transaction with a third party other than Buyer. In the event that the Company receives an unsolicited inquiry, proposal or offer with respect to a Potential Transaction, or receives information that such an inquiry, proposal or offer is likely to be made, the Company will provide Buyer with prompt notice of the fact that such an inquiry, proposal, offer or information has been received.

Notwithstanding anything in this letter agreement to the contrary and only to the extent the Company shall at all times have been in compliance with the provisions hereof, if the Board of Directors of the Company determines in good faith, after consultations with a financial advisor of nationally recognized reputation and outside legal counsel, that a bona fide written proposal for a Potential Transaction that involves fifty percent (50%) or more of the net revenue, net income or assets of the Company and its subsidiaries or fifty percent (50%) or more of the common stock of the Company and capital stock of its subsidiaries is (i) more favorable from a financial point of view to the Company’s current stockholders (in their capacities as stockholders) and other constituents as to which the Company’s Board of Directors owes a fiduciary duty than the proposed Acquisition, (ii) made by a third party that has the financial capability to consummate such Potential Transaction and (iii) reasonably capable of being consummated, in each case, taking into account all facts and circumstances deemed appropriate by the Company’s Board of Directors, then the Company may engage in negotiations concerning, provide confidential information or data to or otherwise have discussions with, the person or entity proposing such Potential Transaction; provided that the Company shall inform Buyer promptly of its intention to do so. It is expressly understood and agreed that, from the date hereof until 5:00 P.M., Eastern Standard Time on November 14, 2002, prior to furnishing nonpublic information to, or entering into discussions or negotiations with, any other persons or entities with respect to such Potential Transaction, the Company shall enter into a customary confidentiality agreement with such person or entity, it being understood that such confidentiality agreement (x) shall not include any provision calling for any exclusive right to negotiate with such party, (y) needs to contain “standstill” or similar provisions no less favorable to the Company than the confidentiality agreements currently in place between the Company and Sony, and (z) shall, in all material respects, be no less favorable to the Company than such confidentiality agreements, and the Company shall provide Buyer with a copy of any nonpublic information delivered to such person or entity promptly following its delivery to the requesting party or, to the extent that such nonpublic information has been previously furnished to Buyer, advise Buyer of the nature of such nonpublic information delivered to the requesting party promptly following such delivery.

The Company further agrees that, from the date hereof until 5:00 P.M., Eastern Standard Time on November 14, 2002, it will not issue any press release, public announcement or public statement or make any other public disclosure with respect to the terms of this letter agreement or any other facts relating to the proposed Acquisition, including the fact that discussions or negotiations between Buyer and the Company with respect thereto are taking place, unless required by law or Nasdaq Stock Market rules, and in such event shall consult with Buyer and provide Buyer, to the extent reasonably practicable, with advance notice of the time of issuance, extent of distribution and form and substance of such public disclosure.

This letter agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws. The Company recognizes and acknowledges that a breach of this letter agreement will cause irreparable and material loss and damage to Buyer and its members as to which Buyer nor its members will not have an adequate remedy at law or in damages and that, accordingly, the Company agrees that the issuance of an injunction or other equitable remedy shall be an appropriate remedy for any such breach.

If you are in agreement with the terms of this letter agreement and desire to proceed with negotiations on that basis, please sign this letter agreement in the space provided below and return an executed copy to Sony and Philips, upon which this letter agreement will be a binding agreement among Sony, Philips and InterTrust Technologies Corporation.

Sincerely,

SONY CORPORATION OF AMERICA		KONINKLIJKE PHILIPS ELECTRONICS N.V.

By:	/s/ Nicole Seligman	By:	/s/ Ruud Peters
Name:	Nicole K. Seligman	Name:	Ruud Peters
Title:	General Counsel and Executive Vice President	Title	Executive Vice President Philips International B.V.

Accepted and agreed to as of
November 10, 2002:

INTERTRUST TECHNOLOGIES CORPORATION

By:	/s/ David Lockwood
Name:	David Lockwood
Title:	Chief Executive Officer and President